As filed with the Securities and Exchange Commission on February 23, 1998.

                                                 Registration No. 333-46759.

   ---------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                           AMENDMENT NO. 1 TO
                                FORM S-3
                         REGISTRATION STATEMENT
                                 UNDER
                       THE SECURITIES ACT OF 1933

                       CAROLINA FIRST CORPORATION
         (Exact name of registrant as specified in its charter)

          SOUTH CAROLINA                           6711                                57-0824914
   (State or other jurisdiction        (Primary Standard Industrial                (I.R.S. Employer
 of incorporation or organization)      Classification Code Number)               Identification No.)

                              102 SOUTH MAIN STREET
                        GREENVILLE, SOUTH CAROLINA 29601
                                 (864) 255-7900
                   (Address, including ZIP code, and telephone
                         number, including area code, of
                        registrant's principal executive
                                    offices)

                WILLIAM S. HUMMERS III, EXECUTIVE VICE PRESIDENT
                           CAROLINA FIRST CORPORATION
                              102 SOUTH MAIN STREET
                        GREENVILLE, SOUTH CAROLINA 29601
                                 (864) 255-7913
                     (Name, address, including ZIP code, and
                        telephone number, including area
                           code, of agent for service)

                                   Copies to:
                         WILLIAM P. CRAWFORD, JR., ESQ.
                     WYCHE, BURGESS, FREEMAN & PARHAM, P.A.
                               POST OFFICE BOX 728
                      GREENVILLE, SOUTH CAROLINA 29602-0728
              (864) 242-8200 (TELEPHONE) (864) 235-8900 (FACSIMILE)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective. If the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE
===============================================================================================================================
                                                          Proposed Maximum        Proposed Maximum      Amount
Title of Each Class                     Amount to         Offering Price          Aggregate             of Registration
of Securities to be Registered          be Registered     Per Unit (1)            Offering Price        Fee (1)(2)
------------------------------          -------------     ------------            --------------        -------

Common Stock                             2,000,000             $23.37              $46,740,000          $13,788.30
(par value $1.00 per share)
==============================================================================================================================


(1) Determined pursuant to Rule 457(c) under the Securities Act of 1933, as amended solely for the purpose of determining the registration fee. Pursuant to Rule 457(c), the Proposed Maximum Offering Price has been determined based on the average of the high and low sales prices of shares of Carolina First Corporation Common Stock reported on the Nasdaq National Market on February 18, 1998.

(2)   Previously paid.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE
OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Prospectus,

February 25, 1998



                           CAROLINA FIRST CORPORATION
         Prospectus for 2,000,000 Shares of Common Stock $1.00 Par Value
                   to be sold by Certain Selling Shareholders


This Prospectus relates to the sale (the "Offering") of up to 2,000,000 shares of common stock, $1.00 par value (the "Common Stock") of Carolina First Corporation ("Carolina First Corporation" or the "Company"). All 2,000,000 shares of Common Stock being offered hereby (the "Shares") are being sold by those certain selling shareholders (collectively, the "Selling Shareholders") set forth herein under the section entitled "THE SELLING SHAREHOLDERS." The Common Stock is traded on the Nasdaq National Market under the Nasdaq market symbol "CAFC." On February 18, 1998, the closing sales price of the Common Stock, as reported by the Nasdaq Stock Market, was $23.25 per share.
                            ------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY POTENTIAL PURCHASERS OF THE
SHARES.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            -------------------------

THE CAROLINA FIRST CORPORATION SHARES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS AND LOAN ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR OTHER GOVERNMENTAL AGENCY.


------------------------------------------------------------------------------
                                     Underwriting
                       Price to     Discounts And           Proceeds to Issuer
                       Public       Commissions                Or Other Persons
-------------------------------------------------------------------------------
Per Unit ........       (1)                (2)                     (3)

Total ...........       (1)                (2)                     (3)
-------------------------------------------------------------------------------
(1) It is expected that any sales made pursuant to this Prospectus will be effected by the Selling Shareholders on the Nasdaq National Market, including ordinary broker's transactions, in privately-negotiated transactions or through sales to one or more broker/dealers for resale of such Shares as principals or a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. See "PLAN OF DISTRIBUTION."

(2) The Shares may be sold directly or through underwriters, dealers or agents. Usual and customary or specifically negotiated brokerage or underwriting fees, commissions or discounts may be paid by the Selling Shareholders in connection with such sales. See "PLAN OF DISTRIBUTION."

(3) The Company will receive no proceeds from the sale of the Shares. The Selling Shareholders will receive all proceeds from the sale of the Shares, net of any underwriting fees, commissions or discounts that may be payable.

                              AVAILABLE INFORMATION

         Carolina First Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy statements and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon the payment of fees at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants (including Carolina First Corporation) that file electronically with the Commission.

         Carolina First Corporation has filed with the Commission a Registration Statement (which shall include any amendments thereto) on Form S-3 ("Registration Statement") under the Securities Act of 1933, as amended ("Securities Act"), with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement and the exhibits and schedules thereto are available for inspection and copying as set forth in the preceding paragraph. For further information with respect to Carolina First Corporation and the Shares offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto.

         All information contained or incorporated by reference in this Prospectus with respect to Carolina First Corporation has been supplied by Carolina First Corporation.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WITH RESPECT TO CAROLINA FIRST CORPORATION WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH A DOCUMENT UNLESS SUCH
EXHIBIT IS SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED UPON ORAL OR WRITTEN REQUEST TO WILLIAM S. HUMMERS III, EXECUTIVE VICE PRESIDENT, CAROLINA FIRST CORPORATION, 102 SOUTH MAIN STREET, GREENVILLE, SC 29601, TELEPHONE NUMBER (864) 255-7900.

         The following documents filed with the Commission by Carolina First Corporation pursuant to Section 13(a) or 15(d) of the Exchange Act are incorporated herein by reference:

           (i) Carolina First Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;
           (ii) Carolina First Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 27, 1997;
           (iii) Carolina First Corporation's Current Reports on Form 8-K dated December 18, 1996, July 11, 1997, November 21, 1997, December 1, 1997, February 13, 1998 and February 23, 1998; and
           (iv) The description of the Carolina First Corporation common stock which is contained in Carolina First Corporation's Form 8-A filed with the Commission on or about October 20, 1986, including any amendment or report filed for the purpose of updating such description.

         All documents filed by Carolina First Corporation pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to termination of this Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein, or in a previously-filed document incorporated herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other previously-filed document which also is incorporated by reference herein, is modified or superseded by a statement in a subsequently-filed document. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                OTHER INFORMATION

           No person is authorized to give any information or to make any representation not contained in or incorporated by reference in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by Carolina First Corporation. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby to any person or in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof or that there has been no change in the affairs of Carolina First Corporation since such date.

                                   THE COMPANY

GENERAL

           The Company is a bank holding company headquartered in Greenville, South Carolina which engages in a general banking business through its four Operating Subsidiaries: (1) Carolina First Bank, a South Carolina-chartered bank headquartered in Greenville, South Carolina, (2) Carolina First Mortgage Company ("CF Mortgage"), a mortgage loan origination and servicing company headquartered in Columbia, South Carolina, (3) Blue Ridge Finance Company, Inc. ("Blue Ridge"), an automobile finance company headquartered in Greenville, South Carolina, and (4) CF Investment Company ("CF Investment"), a small business investment company headquartered in Greenville, South Carolina (collectively, the "Operating Subsidiaries"). Through the Operating Subsidiaries, the Company provides a full range of banking services, including mortgage, trust and investment services, which are designed to meet substantially all of the financial needs of its customers. The Company, which commenced operations in December 1986, currently conducts business in 65 locations in South Carolina and is the largest independent South Carolina-headquartered financial institution. At September 30, 1997, the Company had total assets of approximately $1.76 billion, total loans of approximately $1.29 billion, total deposits of approximately $1.40 billion and approximately $125 million in shareholders' equity. Following the Company's acquisition of First Southeast in November 1997 (discussed below), the Company currently has total assets of approximately
$2 billion.

           The Company was formed principally in response to opportunities resulting from the takeovers of several South Carolina-based banks by large southeastern regional bank holding companies. A significant number of the Company's executive officers and management personnel were previously employed by certain of the larger South Carolina-based banks that were acquired by these southeastern regional institutions. Consequently, these officers and management personnel have significant customer relationships and commercial banking experience that have contributed to the Company's loan and deposit growth. The Company targets individuals and small- to medium-sized businesses in South Carolina that require a full range of quality banking services typically provided by larger regional banking concerns, but that prefer the personalized service afforded by a South Carolina-based institution.

           The Company's objective is to be the leading South Carolina-based banking institution headquartered in the state. It believes that it can accomplish this goal by being a "super-community" bank which offers both the personalized service and "relationship" banking typically found in community banks, as well as the sophisticated banking products offered by the regional and super-regional institutions. The Company currently serves five principal market areas: the Anderson metropolitan area and surrounding counties (located in the upstate region of South Carolina); the Greenville metropolitan area and surrounding counties (located in the upstate region of South Carolina); the Columbia metropolitan area and surrounding counties (located in the midlands region of South Carolina); Georgetown and Horry counties (located in the northern coastal region of South Carolina); and the Charleston metropolitan area (located in the central coastal region of South Carolina). The Company's market areas are located in the four largest Metropolitan Statistical Areas of the state. Following the acquisition in November 1997 of First Southeast Financial Corporation ("First Southeast") and its wholly-owned subsidiary, First Federal Savings and Loan Association of Anderson ("First Federal"), the Company ranked first in market share in Anderson County, a strategic market located along the desirable Interstate 85 corridor between Atlanta and Charlotte and the fourth largest Metropolitan Statistical Area in South Carolina. The Company also has branch locations in other counties in South Carolina.

           The Company began its operations with the de novo opening of Carolina First Bank in Greenville and has pursued a strategy of growth through internal expansion and through the acquisition of branch locations and financial institutions in selected market areas. Its more significant acquisitions include the acquisition in August 1990 of First Federal Savings and Loan Association of Georgetown, the acquisition in March 1993 of 12 branch locations of Republic National Bank, the acquisition in July 1997 of Lowcountry Savings Bank, Inc. and the acquisition in November 1997 of First Southeast and its wholly-owned subsidiary First Federal, in which deposits of approximately $285 million were assumed. Approximately half of the Company's total deposits have been generated through acquisitions. The Company anticipates that it will continue to expand in the future and is frequently in discussions regarding possible acquisitions. See "--Recent Developments."

OPERATING SUBSIDIARIES

           Carolina First Bank. Carolina First Bank is a South Carolina-chartered, non-member bank, which is headquartered in Greenville, South Carolina. It currently engages in a general banking business through 62 locations, which are located throughout South Carolina. It began its operations in December 1986 and at September 30, 1997 had total assets of approximately $1.74 billion, total loans of approximately $1.29 billion and total deposits of approximately $1.4 billion. Following the acquisition of First Southeast in November 1997 and the merger of its wholly-owned subsidiary, First Federal, with and into Carolina First Bank, Carolina First Bank currently has total assets of approximately $2 billion. Its deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC"). Carolina First Bank provides a full range of commercial and consumer banking services, including short and medium-term loans, mortgage loans, revolving credit arrangements, international banking services, inventory and accounts receivable financing, equipment financing, real estate lending, credit card loans, safe deposit services, savings accounts, interest- and noninterest-bearing checking accounts, home banking and installment and other personal loans. Carolina First Bank also provides trust services, investment products and various cash management programs.

           CF Mortgage. CF Mortgage is a South Carolina corporation which principally originates and services one-to-four family mortgage loans through its six offices located in South Carolina. It is headquartered in Columbia, South Carolina. At September 30, 1997, CF Mortgage was servicing or subservicing approximately 16,096 loans having an aggregate principal balance of approximately $1.5 billion.

           Blue Ridge. On December 29, 1995, the Company acquired Blue Ridge, an automobile finance company headquartered in Greenville, South Carolina. Blue Ridge operates from one location and, at September 30, 1997, had approximately $14.3 million in total assets. Blue Ridge is engaged primarily in indirect automobile lending.

           CF Investment. The Company has formed a wholly-owned subsidiary, CF Investment, which is licensed through the U.S. Small Business Administration to operate as a Small Business Investment Company. In 1997, the Company capitalized CF Investment with a contribution of $3.0 million.


CAPITAL ADEQUACY

           The Company. The Board of Governors of the Federal Reserve System (the "Federal Reserve") has adopted risk-based capital guidelines for bank holding companies. Under these guidelines, the minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be "Tier 1 capital," principally consisting of common stockholders' equity, noncumulative preferred stock, a limited amount of cumulative perpetual preferred stock, and minority interests in the equity accounts of consolidated subsidiaries, less certain goodwill items. The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, perpetual preferred stock, and a limited amount of the general loan loss allowance. In addition to the risk-based capital guidelines, the Federal Reserve has adopted a minimum Tier 1 (leverage) capital ratio under which a bank holding company must maintain a minimum level of Tier 1 capital (as determined under applicable rules) to average total consolidated assets of at least 3% in the case of bank holding companies which have the highest regulatory examination ratios and are not contemplating significant growth or expansion. All other bank holding companies are required to maintain a ratio of at least 100 to 200 basis points above the stated minimum. At September 30, 1997, the Company was in compliance with both the risk-based capital guidelines and the minimum leverage capital ratio.

           Carolina First Bank. As a state-chartered, FDIC-insured institution which is not a member of the Federal Reserve System, Carolina First Bank is subject to capital requirements imposed by the Federal Deposit Insurance Corporation (the "FDIC"). The FDIC requires state-chartered nonmember banks to comply with risk-based capital standards substantially similar to those required by the Federal Reserve, as described above. The FDIC also requires state-chartered nonmember banks to maintain a minimum leverage ratio similar to that adopted by the Federal Reserve. Under the FDIC's leverage capital requirement, state nonmember banks that (a) receive the highest rating during the examination process and (b) are not anticipating or experiencing any significant growth are required to maintain a minimum leverage ratio of 3% of Tier 1 capital to total assets; all other banks are required to maintain a minimum ratio of 100 to 200 basis points above the stated minimum, with an absolute minimum leverage ratio of not less than 4%. At September 30, 1997, the Company and Carolina First Bank were both in compliance with each of the applicable regulatory capital requirements.

CAPITAL RATIOS TABLE

------------------------------------------------------------------------------
                                                                    Adequately
                                  As of        Well Capitalized     Capitalized
                                  9/30/97        Requirement        Requirement
------------------------------------------------------------------------------
Company:
   Total Risk-based Capital         10.28%          10.0%               8.0%
   Tier 1 Risk-based Capital         7.39            6.0                4.0
   Leverage Ratio                    5.78            5.0                4.0



Carolina First Bank:
   Total Risk-based Capital          9.83           10.0                8.0
   Tier 1 Risk-based Capital         8.88            6.0                4.0
   Leverage Ratio                    6.92            5.0                4.0
-------------------------------------------------------------------------------




RECENT DEVELOPMENTS

1997 Earnings and Financial Data

     On January 22, 1998, the Company announced its earnings and other financial data at and for the year ended December 31, 1997. For the year ended December 31, 1997, the Company's net income totaled $14.3 million, or $1.18 per diluted share. This represented a 37% increase over 1996's net income of $10.5 million, or $0.92 per diluted share (or a 28% increase over 1996's net income of $11.2 million, or $0.99 per diluted share, excluding the one-time special Savings Association Insurance Fund assessment). Fourth quarter earnings increased to $4.3 million, or $0.32 per diluted share. At December 31, 1997, the Company's total assets, loans, deposits and shareholders' equity were $2.2 billion, $1.6 billion, $1.7 billion and $202 million, respectively. At December 31, 1997, the Company's ratio of nonperforming assets to loans was 0.23%.

         Regulation S Offering. On February 13, 1998, the Company completed the sale of 2,000,000 shares of Common Stock at an offering price of $20.50 (the "Regulation S Offering"), excluding underwriting discounts and offering expenses. The Regulation S Offering was not registered under the Securities Act. Rather, the shares offered thereby were sold in a manner so as to meet the conditions set out in Regulation S promulgated under the Securities Act. The purchasers in the Regulation S Offering are the Selling Shareholders. In connection with the Regulation S Offering, the Company undertook to register the Shares and to keep the Registration Statement to which this Prospectus relates effective for a period of at least 90 days, subject to extension in certain instances. The proceeds from the sale of the shares in the Regulation S Offering are expected to be utilized to provide additional capital to support internal growth, acquisitions, the expansion of Blue Ridge and for general corporate purposes. The proceeds from the Regulation S Offering will also permit the Company to continue to pursue attractive acquisition possibilities while proceeding with internal growth strategies.

         Exercise of Affinity Technology Group, Inc. Warrant. At September 30, 1997, the Company owned 128,366 shares of common stock of Affinity Technology Group, Inc. ("Affinity") and a warrant to purchase an additional 5,871,340 shares, or approximately 17% of Affinity's outstanding common stock, for approximately $0.0001 per share ("Affinity Warrant"). At September 30, 1997, the investment in Affinity's common stock, included in securities available for sale, was recorded at its market value of $497,000. The Affinity Warrant was not reported on the Company's balance sheet as of September 30, 1997. On December 29, 1997, the Company exercised a portion of the Affinity Warrant and was issued 2,400,000 shares for an exercise price of $226. At December 31, 1997, the 2,400,000 shares of Affinity were recorded on the Company's balance sheet at their market value of approximately $6.0 million. As a result of the exercise of the Affinity Warrant for 2,400,000 shares, total shareholders' equity of the Company also increased by approximately $3.8 million.

         Acquisition of First Southeast. On November 21, 1997, the Company acquired First Southeast through the merger of First Southeast with and into an interim subsidiary of the Company. At September 30, 1997, First Southeast had total assets of approximately $350 million. In connection with such transaction, First Federal, a wholly-owned subsidiary of First Southeast, was merged with and into Carolina First Bank. First Federal had 13 offices located in Anderson, Greenville, Abbeyville and Greenwood counties in South Carolina which were converted into Carolina First Bank offices upon consummation of the merger. Two of Carolina First Bank's branches were subsequently consolidated with two of First Federal's branches resulting in operating efficiencies. As of September 30, 1997, First Federal had total assets of approximately $350 million, total loans of approximately $275 million, and total deposits of approximately $285 million. In connection with such acquisition, approximately 3.5 million new shares of the Common Stock valued at approximately $70 million (as of the closing date of the acquisition) were exchanged for all outstanding shares of First Southeast common stock, based on an exchange ratio of 0.7971 of a share for each share of First Southeast common stock. The transaction was accounted for as a purchase.

         Other Acquisitions. The Company continues to explore opportunities to acquire banks and other companies engaging in financial institution-related activities. It is not presently known whether, or on what terms, such discussions will result in further acquisitions. The Company's acquisition strategy is flexible in that it does not require the Company to effect specific acquisitions so as to enter certain markets or to attain specified growth levels. Rather than being market driven or size motivated, the Company's acquisition strategy reflects its willingness to consider potential acquisitions wherever and whenever such opportunities arise based on the then-existing market conditions and other circumstances. The Company's acquisitions may be made by the exchange of stock, through cash purchases, or with other consideration. The Company anticipates that it will continue to expand by acquisition in the future.

                                  RISK FACTORS

         The Shares being offered hereby involve certain risks and are suitable only for persons who can afford to bear such risks. The following risk factors, in addition to the other information discussed elsewhere in this Prospectus, should be considered carefully by investors in deciding whether to purchase the Shares.


ACQUISITION OF FIRST SOUTHEAST

         The acquisition of First Southeast represented the Company's largest acquisition to date. Any problems encountered by the Company in assimilating First Southeast and its operations into the Company's banking operations could have a material adverse effect on the Company, its operations and earnings. These could include, among others, problems related to the inability to profitably deploy and redeploy First Southeast's assets (including the mortgage loans as discussed below), the inability to retain deposits and depositor relationships, the inability to retain loan customers, and the inability to retain key First Southeast and First Federal employees.

         The Company intends to sell into the secondary market approximately $150,000,000 of First Southeast's mortgage loans and redeploy the proceeds into higher-yielding loans. The new portfolio of higher-yielding loans should more closely resemble a commercial bank loan portfolio. The Company's earnings may be materially and adversely affected by the timing of such redeployment as well as by the rate earned and the charge-offs on the redeployed proceeds.


CREDIT CARD CHARGE-OFFS

         During 1997, net charge-offs for credit cards were at a higher level than those historically experienced and had a material adverse effect on the Company's 1997 earnings. The Company carefully monitors past due trends in the credit card portfolio and is examining various options for its credit card portfolio to decrease the level of charge-offs. The Company's credit card charge-offs may continue to exceed industry averages and could continue to have a material adverse effect on the Company's earnings.


LITIGATION

         On November 4, 1996, a derivative shareholder action was filed in Greenville County Court of Common Pleas against the Company, the majority of the Company's and Carolina First Bank's directors and certain executive and other officers. The named plaintiffs are the Company by and through certain minority shareholders. The Company filed a motion to dismiss with respect to all claims in this complaint, which was granted in December 1997. Plaintiffs have filed a motion for reconsideration and have the right to appeal the grant of the motion to dismiss. Plaintiffs allege as causes of action the following: conversion of corporate opportunity; fraud and constructive fraud; breach of fiduciary duty and constructive fiduciary fraud; and negligent management. The factual basis upon which these claims are made generally involves the payment to Company officers and other individuals of a bonus in stock held by the Company in Affinity (as a reward for their efforts in connection with the Company's procurement of stock in Affinity), statements to former Midlands National Bank ("Midlands") shareholders in connection with the Company's acquisition of Midlands, alleged misstatements in the Company's public filings, transactions between the Company and entities affiliated with a former director, and alleged mismanagement by certain executive officers involving financial matters and employee matters. The complaint seeks damages for the benefit of the Company aggregating $41 million and recision of the Affinity bonus.

         In an action instituted by the same attorneys bringing the above-mentioned derivative action, on December 31, 1996, certain individuals filed a class action lawsuit against the Company, Carolina First Bank, and a number of officers and directors of the Company and Carolina First Bank. In connection with the judge's granting of the motion to dismiss in the above-referenced derivative action, the plaintiff's attorney has agreed to withdraw this lawsuit, without prejudice. In this class action lawsuit, plaintiffs allege that they are former shareholders of Midlands and seek to represent a class of all Midlands shareholders involved in the merger of Midlands into Carolina First Bank, asserting that the defendants committed fraud, constructive fraud, and breach of fiduciary duty against the defendants by overstating earnings and thereby adversely affecting the consideration received by the Midlands shareholders in connection with the merger of Midlands into Carolina First Bank. The complaint seeks compensatory damages of approximately $1.8 million, punitive damages in an amount to be determined by a jury, and attorneys' fees and other costs.


GROWTH THROUGH ACQUISITIONS

         The Company has experienced significant growth in assets as a result of acquisitions. Moreover, the Company anticipates engaging in selected acquisitions of financial institutions and branch locations in the future. Growth through future acquisitions could be very significant. There are certain risks associated with the Company's acquisition strategy that could adversely impact net income. Such risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into the Company and being unable to profitably deploy funds acquired in an acquisition. Furthermore, there can be no assurance as to the extent that the Company can continue to grow through acquisitions. In the past, the Company has engaged in acquisitions accounted for by the purchase method of accounting. Acquisitions accounted for by the purchase method of accounting typically increase intangible assets and may lower the capital ratios of the entities involved. Consequently, in the event that the Company engages in significant acquisitions accounted for by the purchase method of accounting in the future, the Company may be required to raise additional capital in order to maintain capital levels required by the Federal Reserve. In the future, the Company may issue capital stock in connection with additional acquisitions. Such acquisitions and related issuances of stock may have a dilutive effect on earnings per share and ownership.


DEPENDENCE ON SENIOR MANAGEMENT

         The Company is dependent upon the services of certain of the senior executive officers of the Company and its subsidiaries. The loss of the services of one or more of such individuals could have a material adverse effect on the Company. No assurance can be given that replacements for any of these officers could be employed if their services were no longer available. The Company maintains key employee insurance on Mack I. Whittle, Jr., the Company's Chief Executive Officer.


ANTITAKEOVER MEASURES

         The Company has certain antitakeover measures in place. These include
(i) a Shareholders' Rights Plan which, among other things, provides for the dilution of the Common Stock holdings of certain shareholders who acquire 20% or more of the Common Stock and attempt to acquire the Company without the consent of management, (ii) certain management contracts which provide for additional management compensation in the event that executive officers who are a party thereto are terminated after a change in control of the Company, and (iii) various charter provisions providing for, among other things, a "staggered" board of directors and supermajority voting requirements in connection with the removal of directors without cause and certain business combinations involving the Company. Any one or more of these measures may impede the takeover of the Company without the approval of the Company's Board of Directors and may prevent shareholders from taking part in a transaction in which they could realize a premium over the current market price of the Common Stock. See "Description of Capital Stock."


COMMERCIAL LENDING ACTIVITIES

         Over the past several years, the Company has experienced significant growth in commercial and commercial mortgage loans. These loans are generally more risky than one-to-four family or consumer loans because they are unique in character, generally larger in amount and dependent upon the borrower's ability to generate cash to service the loan. There are certain risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from uncertainties as to the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers.

         While the Company's nonperforming loans as a percentage of total loans is below its peer group average, there is a risk that the quality of the Company's loan portfolio could decline, particularly in connection with the rapid loan growth that the Company has experienced over the past several years.


HOLDING COMPANY STRUCTURE

         As a holding company, the Company is a legal entity separate and distinct from its banking and non-banking subsidiaries. Accordingly, the right of the Company, and thus the right of the Company's creditors and shareholders, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the Operating Subsidiaries, except to the extent that claims of the Company in its capacity as a creditor may be recognized. The principal source of the Company's revenues is dividends from the Operating Subsidiaries.


LIMITATIONS ON DIVIDENDS

         The Company generates cash to pay dividends primarily through dividends paid to it by its Operating Subsidiaries. South Carolina's banking regulations restrict the amount of dividends that may be paid from Carolina First Bank. All dividends paid from Carolina First Bank are subject to prior approval by the South Carolina Commissioner of Banking and are payable only from the undivided profits of Carolina First Bank. At December 31, 1997, Carolina First Bank's retained earnings were $40.2 million. However, the payment of any such dividends would be subject to receipt of appropriate regulatory approvals.


REGULATION

         The Company and the Operating Subsidiaries are extensively regulated under federal and state law. To the extent that information contained herein describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws may have a material adverse effect on the business and prospects of the Company. The operations of the Company may be materially adversely affected by possible legislative and regulatory changes and by the monetary policies of the United States.

                    SELECTED HISTORICAL FINANCIAL INFORMATION

         The following information should be read in conjunction with the audited consolidated financial statements of the Company, and the notes thereto, included or incorporated by reference in the Company's 1996 Annual Report on Form 10-K and in conjunction with the unaudited consolidated financial statements of the Company and notes thereto included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, and Management's Discussion and Analysis of Financial Condition and Results of Operations to the extent included in each case therein, all of which are incorporated herein by reference. The following information should also be read in conjunction with the pro forma financial information reflecting the Company's acquisition of First Southeast in November 1997. See "Pro Forma Selected Financial Information" and "Incorporation of Certain Documents by Reference."


                                                Nine Months Ended
                                                 September 30,                            Years Ended December 31,

                                          ------------------------      -------------------------------------------------
                                            1997          1996        1996       1995       1994        1993      1992
                                          --------      --------     ------     ------     ------     --------  -------
                                                (Dollars in thousands, except per share data and footnotes)

STATEMENT OF INCOME DATA
Net interest income                       $  48,265  $   42,075    $ 57,070   $ 50,772   $ 43,260    $ 29,358  $  20,749
Provision for loan losses                     9,603       8,171      10,263      6,846      1,197       1,106      2,318
Noninterest income, excluding
      securities transactions                12,769      15,818      20,368     16,557      8,151       6,085      3,483
Securities transactions                       2,453         757         973        769         75         680        633
Noninterest income                           15,222      16,575      21,341     17,326      8,226       6,765      4,116
Noninterest expenses(1)                      38,278      39,148      51,675     46,882     51,839      27,294     18,897
Net income (loss)(1)                         10,016       7,235      10,474      9,414    (1,740)       5,418      2,466
Dividends on preferred stock                     --          48          63      2,752      2,433       1,930        625
Net income (loss) applicable
      to common shareholders(1)              10,016       7,187      10,411      6,662    (4,173)       3,488      1,841

BALANCE SHEET DATA (Year End)
Total assets                             $1,762,674  $1,501,124  $1,574,204 $1,414,922 $1,204,350   $ 904,474  $ 616,288
Securities and temporary investments        273,354     256,101     271,396    187,029    137,091     190,683    100,221
Loans, net of unearned income             1,305,612   1,053,234   1,124,775  1,062,660    923,068     623,646    455,650
Allowance for loan losses                    13,925      10,541      11,290      8,661      6,002       6,679      5,276
Nonperforming assets                          4,921       3,853       5,880      4,868      4,722       5,366      5,631
Total earning assets                      1,599,568   1,348,275   1,396,171  1,249,689  1,059,455     814,579    555,871
Total deposits                            1,396,802   1,232,608   1,281,050  1,095,491  1,001,748     804,549    555,624
Borrowed funds                              190,205     126,706     145,189    186,789    106,074      16,779      2,591
Long-term debt                               29,489      26,412      26,442     26,347      1,162       1,274      1,492
Preferred stock                                  --         943         943     32,909     37,014      15,662     10,319
Shareholders' equity                        124,501     101,361     104,964     94,967     86,482      70,415     51,288

PER SHARE DATA(1)(2)
Net income (loss)
  per common share:
      Primary                                  0.86        0.68   $    0.97   $   0.89     $(0.59)   $   0.63  $    0.34
      Fully diluted                            0.86        0.64        0.92       0.84      (0.59)       0.63       0.34
Cash dividends declared                        0.21        0.18        0.25       0.21       0.17        0.04         --
Book value per common share (period end)      10.25        8.97        9.26       7.61       6.61        7.70       7.27
Common shares outstanding:
      Weighted average - primary         11,662,194  10,676,466  10,705,107  7,516,620  7,004,214   5,505,461  5,453,681
      Weighted average - fully diluted   11,693,326  11,347,849  11,368,035 11,183,726 10,114,812   8,208,935  6,401,692
      Period end                         12,150,453   9,331,598  11,225,568  7,820,839  7,079,866   6,969,484  5,472,979

FINANCIAL RATIOS
Return on average assets                       0.84%       0.62%       0.71%      0.74%     (0.16)%      0.69%      0.44%
Return on average equity                      12.17        9.33       10.56      10.43      (1.99)       8.27       5.22
Net interest margin                            4.32        4.40        4.35       4.54       4.65        4.16       4.01

--------
(1)  Includes fourth quarter 1994 restructuring charges of $12,214,000 (pre-tax)
(2)  Adjusted for stock dividends and stock splits.

                                 CAPITALIZATION


         The following table sets forth the capitalization of the Company at September 30, 1997 (which includes the Lowcountry acquisition), as adjusted to give effect pro forma to the consummation of the First Southeast acquisition and as adjusted to give effect to the sale of 2,000,000 shares of Common Stock at a price of $20.50 per share, net of underwriting discounts and estimated expenses totaling approximately $2 million, and the application of the proceeds therefrom.



                                                                                    September 30, 1997
                                                                               (Consolidated Balance Sheet)
                                                                                         (Unaudited)
                                                                                   (Dollars in thousands)
                                                                                                            Pro Forma
                                                                                                          Adjusted for
                                                                                                         First Southeast
                                                                                 Pro Forma Adjusted      Acquisition and
                                                                                 for First Southeast     as Adjusted for
                                                                   Actual            Acquisition           the Offering
                                                                   ------            -----------           ------------


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits
         Noninterest-bearing................................       $  187,817          $  196,579             $  196,579
         Interest-bearing...................................        1,202,985           1,485,077              1,485,077
                                                                   ----------          -----------           ------------


                  Total deposits............................        1,396,802           1,681,656              1,681,656
     Borrowed funds.........................................          194,237             219,237                219,237
     Subordinated notes.....................................           25,457              25,457                 25,457
     Other liabilities......................................           21,677              31,156                 31,156
                                                                   ----------          ----------            -----------



         Total liabilities..................................        1,638,173           1,957,506              1,957,506

Shareholders' Equity
     Common stock-par value $1 per share; authorized
     100,000,000 shares.....................................           12,150              15,648                 17,648
     Surplus ...............................................           97,846             165,844                202,844
     Retained earnings......................................           16,989              16,239                 16,239
     Guarantee of Employee Stock Ownership Plan debt                   (3,489)             (3,498)                (3,489)
        and nonvested restricted stock......................            1,005               1,005                  1,005
     Unrealized gain on securities available                       ----------          -----------           ------------
        for sale, net of tax................................          124,501             195,247                234,247
                                                                   ----------          -----------           ------------


     Total shareholders' equity.............................       $1,762,674          $2,152,753            $ 2,191,753
                                                                  ===========          ===========           ===========

                            THE SELLING SHAREHOLDERS

     The Selling Shareholders are individuals and entities which purchased the Shares from the Company in a related series of transactions which were consummated on February 13, 1998. These transactions were not registered, but rather were structured so as to comply with Regulation S promulgated pursuant to the Securities Act of 1933.

     The following table sets forth the names of the Selling Shareholders, the number of shares of Common Stock held by each Selling Shareholder prior to the Offering, the percentage of outstanding Common Stock constituted by such shares, the amount being offered for their respective accounts, and the number of shares of Common Stock and the percentage of the Common Stock to be owned by each Selling Shareholder after completion of the Offering. The table assumes that all shares offered in the Offering are sold. During the past three years, none of the Selling Shareholders had any position, office or material relationship with the Company. As of the date hereof, there were 17,676,141 shares of Common Stock outstanding.

Name of                      Shares Owned      % of Class                           Shares Owned     % of Class
Selling Shareholder          (Pre-Offering)   (Pre-Offering)    Shares Offered      (Post-Offering)  (Post-Offering)
----------------------      ----------------  --------------   ----------------    ---------------   ---------------

J. O Hambro Investment
 Management Main A/C                 46,300          *                 46,300              -0-             ---

J. O. Hambro Investment
 Management A/C IOM 300              27,000          *                  7,200           19,800             ---

J.O. Hambro Investment
 Management Charity A/C               7,700          *                  7,700              -0-             ---

J.O. Hambro Investment
 Management A/C IOM 100              18,800          *                 18,800              -0-             ---

J.O. Hambro Capital Manage-
 ment Limited Main A/C               16,000          *                 16,000              -0-             ---

J.O. Hambro Capital Manage-
 ment Limited A/C IOM 2              75,500          *                 74,500            1,000             ---

J.O. Hambro Capital Manage-
 ment Limited A/C American
 Opportunity Trust PLC               75,000          *                 75,000              -0-             ---

J.O. Hambro Capital Manage-
 ment Limited A/C North
 Atlantic Smaller Companies
 Investment Trust PLC               200,000       1.1%                200,000              -0-             ---

Bank of Bermuda
 (Guernsey) Limited                  75,000          *                 75,000              -0-             ---

Raphael Zorn Hemsley Limited         51,760          *                 40,000           11,760             ---

Rathbone Investment Manage-
 ment Ltd. A/C Client                33,200          *                 10,000           23,200             ---


Rathbone Management
 Company Jersey                      20,000          *                 20,000              -0-             ---

                                             13


Morgan Grenfel International
 Funds Management A/C
 American Growth Trust              120,000          *                120,000              -0-             ---

Guyerzeller Bank AG                  18,000          *                 15,000            3,000             ---

Darier Hentsch & Cie                305,835       1.7%                 25,000          280,835            1.6%

Delafontaine A/C Swiss
 Bank Corporation,
 Luxembourg                          15,000          *                 15,000              -0-             ---

Mirabaud TWH Asset
 Management Limited
 A/C Mirabaud                        12,500          *                 12,500              -0-             ---

Mirabaud TWH Asset
 Management A/C Client                7,500          *                  7,500              -0-             ---

Bance Brignone A/C
 International Equity Fund           15,000          *                 15,000              -0-             ---

Banca del Gottardo                   41,000          *                 40,000            1,000             ---

Finter Bank - Zurich                 62,000          *                 50,000           12,000             ---

Beleggingsmaadsehappy
 Beurshave at Kempen
 & Co., Amsterdam                    10,000          *                 10,000              -0-             ---

Smith & Williamson A/C Client        10,000          *                 10,000              -0-             ---

Bank Julius Baer                    215,000          *                 91,000          124,000             ---

Merck Finck                          21,371          *                  5,000           16,371             ---

Bank Sarasin, Zurich                 10,000          *                  5,000            5,000             ---

Threadneedle Asset Management
 A/CAmerican Growth                  26,500          *                 26,500              -0-             ---

Threadneedle Asset Management
 A/CAmerican Select Growth            9,000          *                  9,000              -0-             ---

Threadneedle Asset Management
 A/C TZAMSM                           7,330          *                  3,665            3,665             ---

J.O. Hambro Capital
 Management Ltd. A/C IOM 1            9,500          *                  9,500              -0-             ---

Threadneedle Asset Management
 A/C TGA 23                          10,835          *                 10,835              -0-             ---

Trinkaus & Burkhardt                 15,000          *                 15,000              -0-             ---


Victoria KAG                         45,000          *                 45,000              -0-             ---

Guinness Flight Hambros
 Asset Management A/C Client         12,250          *                  8,000            4,250             --





                                       14




Credit Suisse Fides                   5,000          *                  5,000              -0-             ---

Swiss Reinsurance Company           100,000          *                100,000              -0-             ---

Generale de Banque Paris
 A/C Interselex, America             20,000          *                 20,000              -0-             ---

Societe Generale Inv.
 Management A/C Client                3,000          *                  3,000              -0-             ---

Rasbank, Milan                       15,000          *                 15,000              -0-             ---

Ruegg Bank, Zurich                   17,800          *                 10,000            7,800             ---

Albert E. Sharp & Co.                10,000          *                 10,000              -0-             ---

Equitable Life Assurance
 Society                            125,000          *                125,000              -0-             ---

Qatar Insurance Company               2,000          *                  2,000              -0-             ---

Bank Sarasin & Cie, Basel             8,000          *                  8,000              -0-             ---

Berenberg Bank, Hamburg               5,000          *                  5,000              -0-             ---

M&G A/C American
 Smaller Companies                   33,000          *                 33,000              -0-             ---

M&G A/C American
 Recovery Fund                       87,000          *                 87,000              -0-             ---

Gartmore American Emerging
 Companies Strategy Fund             68,750          *                 68,750              -0-             ---

Gartmore American
 Emerging Growth Fund                31,250          *                 31,250              -0-             ---

Gartmore Wall St.Capital Fund        12,500          *                 12,500              -0-             ---

Gartmore Capital Strategy U.S.
 Smaller Companies Fund              12,500          *                 12,500              -0-             ---

Thornhill International Trust        13,000          *                 10,000            3,000             ---

Banca Nazionale Dell
 Agricoltura                         10,000          *                  5,000            5,000             ---

PYX Company Ltd.                     25,000          *                 10,000           15,000             ---

Mediolanum Gestione Fondi
 A/C America 2000                    20,000          *                 20,000              -0-             ---

Mediolanum Gestione
 Fondi A/C Rioi                      24,000          *                 24,000              -0-             ---

Mediolanum Gestione
 Fondi A/C Riaz                       6,000          *                  6,000              -0-             ---

Al Mawarid Securities

                                       15



 Co. SAOG                            37,000          *                 37,000              -0-             ---

Mr. Ajit Hamlai                      29,000          *                 29,000              -0-             ---

Mr. Ajit Khimji                      24,000          *                 24,000              -0-             ---

Mr. Ali Redhar Darwish               24,000          *                 24,000              -0-             ---

Mr. Murtadha Ahmed Sultan            19,000          *                 19,000              -0-             ---

Mr. Mohammad Abdulla Wahab
 Al Lawati                           14,000          *                 14,000              -0-             ---

Shaikh Salim Mustahail
 Al Mashani                          14,000          *                 14,000              -0-             ---

Mr. Thamer Shanfari                  14,000          *                 14,000              -0-             ---

Mr. Mohammad Ali Sultan              12,000          *                 12,000              -0-             ---

Wadi Al Numar Enterprises            12,000          *                 12,000              -0-             ---

Mr. Tawfiq Ahmed Sultan              12,000          *                 12,000              -0-             ---

Mr. Mohammad Gulam
 Habib Al Fattah                      4,800          *                  4,800              -0-             ---

Ahmed Suwaidan Al Balushi             4,200          *                  4,200              -0-             ---

W.J. Towell & Co. LLC                 9,000          *                  9,000              -0-             ---

Mr. Aubyn Hill                        9,000          *                  9,000              -0-             ---


-----------------------
* less than 1%

                           FORWARD-LOOKING STATEMENTS

           THIS PROSPECTUS, INCLUDING THE INFORMATION INCORPORATED BY REFERENCE HEREIN, CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF THE COMPANY'S MANAGEMENT AS WELL AS ON ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY AT THE TIME SUCH STATEMENTS WERE MADE. WHEN USED IN THIS PROSPECTUS, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND" AND SIMILAR EXPRESSIONS, AS THEY RELATE TO THE COMPANY, ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THESE STATEMENTS ARE REASONABLE, PROSPECTIVE PURCHASERS SHOULD BE AWARE THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED BY SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS SET FORTH ABOVE OR OTHER FACTORS. PROSPECTIVE PURCHASERS SHOULD CONSIDER CAREFULLY THESE FACTORS, AS WELL AS THE OTHER INFORMATION AND DATA INCLUDED IN THIS PROSPECTUS. THE COMPANY CAUTIONS THE READER, HOWEVER, THAT THIS LIST OF FACTORS MAY NOT BE EXHAUSTIVE AND THAT THESE OR OTHER FACTORS, MANY OF WHICH ARE OUTSIDE OF THE COMPANY'S CONTROL, COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY. FURTHERMORE, THE COMPANY MAY NOT UPDATE OR REVISE THE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. PROSPECTIVE PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON ANY OF THE FORWARD-LOOKING STATEMENTS INCLUDED HEREIN. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS SET FORTH ABOVE.



                                 USE OF PROCEEDS

           Carolina First Corporation will receive no proceeds from the sale of the Shares.



                              PLAN OF DISTRIBUTION

           The Shares may be sold from time to time directly by the Selling Shareholders. Alternatively, the Selling Shareholders may from time to time offer and sell the Shares through underwriters, brokers, dealers or agents.

           Sales of the Shares by the Selling Shareholders may be effected from time to time in one or more transactions on the Nasdaq National Market, including ordinary broker's transactions, in privately-negotiated transactions or through sales to one or more broker/dealers for resale of such Shares as principals or a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage or underwriting fees, commissions or discounts may be paid by the Selling Shareholders in connection with such sales.

           The Company will not incur any brokerage, underwriting or similar fees in connection with the sale of the Shares by the Selling Shareholders.

                                  LEGAL MATTERS

           The validity of the Shares offered hereby will be passed upon for the Company by Wyche, Burgess, Freeman & Parham, P.A., Greenville, South Carolina. As of December 31, 1997, members and attorneys of Wyche, Burgess, Freeman & Parham, P.A. beneficially owned a total of approximately 18,500 shares of the Common Stock.



                                     EXPERTS

           The consolidated financial statements of the Company as of December 31, 1996 and 1995, and for each of the years in the two-year period ended December 31, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick, LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

           The consolidated financial statements of Carolina First Corporation as of and for the year ended December 31, 1994, have been incorporated by reference herein and in the registration statement in reliance upon the report of Elliott, Davis & Company, L.L.P., independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   All fees incurred in connection with the sale of Shares offered hereby will be borne by the Selling Shareholders. The expenses in connection with the sale of the Shares, other than brokerage discounts and commissions, are estimated as follows:

    Securities and Exchange Commission registration fee..............$   13,788
    Legal fees and expenses..........................................     5,000
    Accounting fees and expenses.....................................     5,000
                                                                     ----------
         TOTAL.......................................................$   23,788


ITEM 15: INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           Reference is made to Chapter 8, Article 5 of Title 33 of the 1976 Code of Laws of South Carolina, as amended, which provides for indemnification of officers and directors of South Carolina corporations in certain instances in connection with legal proceedings involving any such persons because of being or having been an officer or director. Carolina First Corporation's Bylaws provide that Carolina First Corporation shall indemnify any individual made a party to a proceeding because he is or was a Director of Carolina First Corporation against liability incurred in the proceeding to the fullest extent permitted by law, and that the Corporation shall pay for or reimburse the reasonable expenses incurred by a Director who is a party to a proceeding in advance of final disposition of the proceeding to the fullest extent permitted by law. Carolina First Corporation has entered into indemnification agreements with each of its Directors, which make the above-referenced Bylaws provisions the basis of a contract between Carolina First Corporation and each director.

           Chapter 8, Article 5 of Title 33 of the 1976 Code of Laws of South Carolina, as amended, also permits a corporation to purchase and maintain insurance on behalf of a person who is or was an officer or director. Carolina First Corporation maintains directors' and officers' liability insurance.

           Reference is made to Chapter 2 of Title 33 of the 1976 Code of Laws of South Carolina, as amended, respecting the limitation in a corporation's articles of incorporation of the personal liability of a director for breach of the director's fiduciary duty. Reference is made to Carolina First Corporation's Articles of Amendment filed with the South Carolina Secretary of State on April 18, 1989 which state: "A director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct, or a knowing violation of laws, (iii) imposed under
Section 33-8-330 of the South Carolina Business Corporation Act of 1988 (improper distribution to shareholder), or (iv) for any transaction from which the director derived an improper personal benefit."

ITEM 16: EXHIBITS


3.1  --    Articles of Incorporation: Incorporated by reference to Exhibit
           3.1 of Carolina First Corporation's Registration Statement on Form S-4, Commission File No. 33-57389.
3.2  --     Articles of Amendment dated June 1, 1997: Incorporated by
           reference to Exhibit 3.2 of Carolina First Corporation's Registration Statement on Form S-4, Commission File No. 333-32459.
3.3  --    Amended and Restated Bylaws of Carolina First Corporation, as
           amended and restated as of December 18, 1996: Incorporated by reference to Exhibit 3.1 of Carolina First Corporation's Current Report on Form 8-K dated December 18, 1996, Commission File No. 0-15083.
4.1  --    Specimen Carolina First Corporation Common Stock certificate:
           Incorporated by reference to Exhibit 4.1 of Carolina First Corporation's Registration Statement on Form S-1, Commission
           File No. 33-7470.
4.2  --    Articles of Incorporation: Included as Exhibits 3.1 and 3.2.
4.2  --    Bylaws: Included as Exhibit 3.3.
4.3  --    Carolina First Corporation Amended and Restated Common Stock
           Dividend Reinvestment Plan: Incorporated by reference to the Prospectus in Carolina First Corporation's Registration
           Statement on Form S-3, Commission File No. 333-06975.
4.6  --    Amended and Restated Shareholder Rights Agreement: Incorporated by
           reference to Exhibit 4.1 of Carolina First Corporation's Current Report on Form 8-K dated December 18, 1996, Commission File No. 0-15083.
4.7  --    Indenture between Carolina First Corporation and First American
           Trust Company, N.A., as Trustee: Incorporated by reference to Exhibit
           4.11 of Carolina First Corporation's Registration Statement on Form S-3, Commission File No. 22-58879.
5.1* -- Opinion of Wyche, Burgess, Freeman & Parham, P.A. regarding legality of shares of Carolina First Corporation.
23.1*--    Consent of KPMG Peat Marwick LLP.
23.2 --    Consent of Wyche, Burgess, Freeman & Parham, P.A.: Contained in
           Exhibit 5.1.
23.3 --    Consent of Elliott, Davis & Company, L.L.P.
24.1*-- The Power of Attorney: Contained on the signature page of this Registration Statement.
27.1*--    Financial Data Schedule
* Filed with initial filing of Registration Statement on February 23, 1998.


ITEM 17: UNDERTAKINGS


(a)        The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
                  (ii) To reflect in the prospectus any facts or events
                       arising after the effective date of the
                       registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
                 (iii) To include any material information with respect
                       to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenville, State of South Carolina, on February 23, 1998.

                                                  CAROLINA FIRST CORPORATION

                                       By:        /s/ William S. Hummers III
                                                  --------------------------
                                                  William S. Hummers III
                                                  Executive Vice President

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated:




SIGNATURE                                              TITLE                                              DATE

/s/ William R. Timmons, Jr.              Chairman of the Board                                February 23, 1998
--- ------- -- -------- ---
William R. Timmons, Jr.

/s/ Mack I. Whittle, Jr.                 President, Chief Executive Officer                   February 23, 1998
--- ---- -- -------- ---                  and Director (Principal Executive Officer)
Mack I. Whittle, Jr.

/s/ William S. Hummers III               Executive Vice President, Director                   February 23, 1998
--- ------- -- ------- ---              (Principal Accounting and Financial Officer)
William S. Hummers III

/s/ M. Dexter Hagy                       Director                                             February 23, 1998
--- -- ------ ----
M. Dexter Hagy

/s/ Eugene E. Stone IV                   Director                                             February 23, 1998
--- ------ -- ----- --
Eugene E. Stone IV

/s/ H. Earle Russell, Jr.                Director                                             February 23, 1998
--- -- ----- -------- ---
H. Earle Russell, Jr.

/s/ Judd B. Farr                         Director                                             February 23, 1998
--- ---- -- ----
Judd B. Farr

/s/ Charles B. Schooler                  Director                                             February 23, 1998
--- ------- -- --------
                                      II-4







Charles B. Schooler

/s/ Elizabeth P. Stall*                  Director                                             February 23, 1998
--- --------- -- -----
Elizabeth P. Stall

/s/ David C. Wakefield III*              Director                                             February 23, 1998
--- ----- -- --------- ---
David C. Wakefield III

/s/ William R. Phillips*                 Director                                             February 23, 1998
--- ------- -- --------
William R. Phillips

/s/ Vernon E. Merchant, Jr.*             Director                                             February 23, 1998
--- ------ -- --------- ---
Vernon E. Merchant, Jr.

/s/ C. Claymon Grimes                    Director                                             February 23, 1998
--- -- ------- ------
C. Claymon Grimes

*By William S. Hummers III, attorney in fact.


                                      II-5

                                                     EXHIBITS


3.1 -- Articles of Incorporation: Incorporated by reference to Exhibit 3.1 of Carolina First Corporation's Registration Statement on Form S-4, Commission File No. 33-57389.
3.2 -- Articles of Amendment dated June 1, 1997: Incorporated by reference to Exhibit 3.2 of Carolina First Corporation's Registration Statement on Form S-4, Commission File No. 333-32459.
3.3 -- Amended and Restated Bylaws of Carolina First Corporation, as amended and restated as of December 18, 1996: Incorporated by reference to Exhibit 3.1 of Carolina First Corporation's Current Report on Form 8-K dated December 18, 1996, Commission File No. 0-15083.
4.1  --  Specimen Carolina First Corporation Common Stock certificate:
         Incorporated by reference to Exhibit 4.1 of Carolina First Corporation's Registration Statement on Form S-1, Commission File
         No. 33-7470.
4.2  --  Articles of Incorporation: Included as Exhibits 3.1 and 3.2.
4.2  --  Bylaws: Included as Exhibit 3.3.
4.3 -- Carolina First Corporation Amended and Restated Common Stock Dividend Reinvestment Plan: Incorporated by reference to the Prospectus in Carolina First Corporation's Registration Statement on Form
         S-3, Commission File No. 333-06975.
4.6 -- Amended and Restated Shareholder Rights Agreement: Incorporated by reference to Exhibit 4.1 of Carolina First Corporation's Current Report on Form 8-K dated December 18, 1996, Commission File No. 0-15083.
4.7 --   Indenture between Carolina First Corporation and First American
         Trust Company, N.A., as Trustee: Incorporated by reference to Exhibit
         4.11 of Carolina First Corporation's Registration Statement on Form S-3, Commission File No. 22-58879.
5.1* -- Opinion of Wyche, Burgess, Freeman & Parham, P.A. regarding legality of shares of Carolina First Corporation.
23.1* -- Consent of KPMG Peat Marwick LLP.
23.2 --  Consent of Wyche, Burgess, Freeman & Parham, P.A.: Contained in
         Exhibit 5.1.
23.3  -- Consent of Elliott, Davis & Company, L.L.P.
24.1* -- The Power of Attorney: Contained on the signature page of this
         Registration Statement.
27.1* -- Financial Data Schedule
* Filed with initial filing of Registration Statement on February 23, 1998.